UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

ACME AtronOmatic, Inc.

(Exact name of issuer as specified in its charter)

Delaware	93-2279864
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

111 W Jefferson St, Suite 200

Orlando, FL 32801

(Full mailing address of principal executive offices)

(407) 720-5275

(Issuer’s telephone number, including area code)

In this semi-annual report, the term “ACME AtronOmatic” or “the company” refers to ACME AtronOmatic, Inc.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2025 (“Interim 2025") and the six-month period ended June 30, 2024 (“Interim 2024") should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report, and in conjunction with our audited consolidated financial statements in our annual report on Form 1-K filed on May 28, 2025. The consolidated financial statements included in this semi-annual report are those of ACME Atronomatic, Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2025 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2025.

Operating Results

The following tables and discussion should be read in conjunction with the information contained in our historical consolidated financial statements and the notes thereto included elsewhere in this filing.

Our summary of operating results for the Interim 2025 and Interim 2024 are as follows:

Results of Operations

Interim 2025 Compared with Interim 2024

Net Revenues

For Interim 2025, the company generated net revenues of $5,215,334 compared to net revenues of $4,662,146 for Interim 2024. This represents a year-over-year increase of $553,188, or approximately 12%. Net revenues consist of the gross revenues received from MyRadar app subscriptions or in-app purchases on the MyRadar app, as well as revenues from government contracts, and data sales, reduced by amounts owed as a result of those revenues to the digital vendors of the MyRadar app.

While the company generates revenue through advertisements within its free MyRadar app, that advertising revenue is subject to significant reductions due to digital vendors as a result of their distribution policies, which is why the company presents the advertising revenue on a net revenue basis.

For the Interim 2025, the company’s net revenue composition was approximately as follows:

Net Revenue Source	Amount
Advertising revenue	$1,163,835
Subscription revenue	$2,812,952
Data sales	$953,102
Federal contracts	$285,445

In the past few years, the company has emphasized its subscription app, which allows for steadier, recurring revenue that is not reduced by amounts owed to digital vendors. Retention on monthly subscriptions averages 95% month over month for Interim 2025, and on annual subscriptions it averages 70% year over year for the Interim 2024.

Operating Expenses

Operating expenses consist of general and administrative expenses, such as employee compensation, research and development associated with new products and improvements to existing products, and sales and marketing expenses. During the Interim 2025, our operating expenses increased slightly to $7,001,658 compared to $6,623,480 in Interim 2024. The main driver of the increase was an increase in our salaries and wages from $3,113,869 to $3,535,699 associated with increases in headcount associated with research & development and the enterprise sales and marketing team. In addition, our Research & Development expenses increased from $1,324,696 to $2,867,961 as we continued development of features associated with the MyRadar app and ongoing satellite development launch.

As a result, the company’s net loss was $2,082,488 for Interim 2025 compared with $2,129,664 for Interim 2024.

Liquidity and Capital Resources

As of June 30, 2025 Compared with June 30, 2024

Assets

The vast majority of the company’s assets are current assets rather than fixed or long-term assets. As of June 30, 2025, the company held cash and cash equivalents of $32,942, while recording accounts receivable, representing amounts due from digital vendors providing the MyRadar app, of $1,425,619. This is a slight decrease from June 30, 2024, of accounts receivable of $1,825,172.

As a result, the company’s assets as of June 30, 2025 was $1,698,090 compared to $2,160,946 as of June 30, 2024.

Liabilities and Outstanding Debts

As of June 30, 2025, the company’s current liabilities were mostly associated with the day-to-day operation of the company, composed of accounts payable, accrued expenses, and lines of credit to smooth out the company’s cash flow requirements.

The company entered into a line of credit with a lender. The first line of credit was entered into in fiscal year 2022 and allows for borrowing up to $167,265 at an interest rate of 1.85%. As of June 30, 2025 and June 30, 2024, the outstanding balance on this line of credit was $17,488 and $101,851, respectively.

The company has also borrowed funds directly from its CEO in fiscal year 2024 in an undocumented loan. The loan is interest-free. As of June 30, 2025 and 2024, the outstanding balance on this line of credit was $0 and $22,257, respectively. During 2024, the company borrowed an additional $200,000 from its CEO in an undocumented, interest free loan but all these loans have been repaid.

The company entered into a loan agreement in fiscal year 2018, allowing for a borrowing amount of $517,200 at a variable interest rate adjusted to 9.75% at June 30, 2025. The loan is to be repaid in sixty instalments of $6,139 and 60 installments at a variable interest rate. At June 30, 2025 the installment amount was $6,568. The principal balance outstanding on loan as of June 30, 2025 and 2024 is $228,241 and $256,711, respectively. The loan will mature in 2028.

The company has also received financing from a lender that was originally issued in 2021. The company reorganized the loan in January 2023, increasing the amount of the lending facility available. As of June 30, 2025 the outstanding balance on this loan was $0 compared to $210,280 as of June 30, 2024.

The company entered into a loan agreement in March 2023. The facility allows borrowing up to $73,000. The total outstanding balance as of December 31, 2024, and December 31, 2023, was $62,038 and $7,972 respectively.

The company entered into a loan agreement in May 2024. The original loan amount on the facility was $315,000 maturing in November 2024. The loan carries a fixed interest of $126,000 and the loan is to be repaid in 29 equal weekly installments of $15,225 which includes the principal and interest. In September 2024, the company reorganized the loan agreement, when the principal balance outstanding on the original loan was $127,206, for an extended facility amounting to $493,500 and the outstanding balance on the original loan was rolled into the new loan. The terms for the loan as adjusted are 30 weekly payments of $14,516. The outstanding balance as of June 30, 2025 and 2024 was $0 and $243,706, respectively.

The company entered into a loan agreement in September 2024. The original loan amount on the facility was $100,000 maturing in March 2025. The loan carries a fixed interest of $49,900 and the loan is to be repaid in 28 equal weekly installments of $5,353.58 which includes the principal and interest. The principal outstanding balance on this facility as of June 30, 2025 is $0.

The company entered into a loan agreement in June 2024. The original loan amount on the facility was $300,000 maturing in May 2025. The loan carries a fixed interest of $120,000 and the loan is to be repaid in 48 equal weekly installments of $8,750 which includes the principal and interest. The principal outstanding balance on this facility as of June 30, 2025 and June 20, 2024 is $0 and 295,650, respectively.

The company entered into a loan agreement in March 2024 to purchase a Tesla Cybertruck in the amount of $91,786. The loan carries a fixed interest rate of 6.49% and the loan is to be repaid in 72 equal monthly installments of $1,547 which includes the principal and interest. The principal outstanding balance on this facility as of June 30, 2025 and June 30, 2024 was $75,526 and $88,640, respectively.

The company entered into a loan agreement in August 2024. The facility allows borrowing up to $45,000. The interest rate is 17%. The total outstanding balance as of June 30, 2025 and June 30, 2024 is $45,000 and $0, respectively.

In March 2025, the company entered into a forward financing agreement to sell $670,000 in future accounts receivable for $500,000. The imputed interest rate is 62.36% and the loan is secured through a lien on the accounts receivable of the company and a personal guarantee from the company/s CEO. Repayment terms require $12,885 in weekly payments. The balance as of June 30, 2025 and June 30, 2024 was $377,347 and $0, respectively.

In April 2024, the company entered into a forward financing agreement to sell $61,579 in future accounts receivable for $56,500. The imputed interest rate is 8.2% and the loan is secured through a lien on the accounts receivable of the company. Repayment terms require $3,065.05 in weekly payments. The company entered into several additional funding agreements with the same lender and the balance as of June 30, 2025 and June 30, 2024 was $79,935 and $39,927 respectively.

In April 2025, the company entered into a revenue purchase agreement to sell $405,000 in future accounts receivable for $300,000 with an initial underwriting and origination fees totaling $15,000. Net proceeds received were $284,950 and repayment terms require $11,250 in weekly instalments. The balance as of June 30, 2025 and June 30, 2024 was $220,262 and $0 respectively.

In May 2025, the company entered into a revenue purchase agreement for an initial advance of $192,000. The loan is to be repaid in weekly instalments of $7,611. The balance as of June 30, 2025 and June 30, 2024 was $153,111 and $0 respectively.

As a result of the foregoing, the company recorded total liabilities of $3,124,763 as of June 30, 2025 compared to $2,625,410 as of December 31, 2024.

Trend Information

The company is currently in the growth stage and generating revenue. With the increased emphasis on subscription based revenues through the MyRadar app, management hopes to see increased revenues going forward. There is no certainty that we will be able to significantly increase subscribers. Additional revenue channels may open up to the company following the launch of its HORIS satellite-based earth observation platform. The first two pathfinder units in the HORIS platform have been assembled and integrated into a launch system for a June 2025 launch. When the data received from HORIS comes online, we believe there will be new demand from government and enterprise customers.

Item 2.

None.

Item 3.

ACME AtronOmatic Inc

Consolidated Financial Statements

(Compiled)

for the Six-Month Periods ended June 30, 2025 & 2024

Index to Financial Statements

BABIONE, KUEHLER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Marcia S. Babione, CPA Mark A. Kuehler, CPA Linda D. Hutcheson, CPA John S. Roicki, CPA Rachel Dawn Farina, CPA	4060 Edgewater Drive Orlando, FL 32804 (407) 291-6400 Fax (407) 291-6416	Members: American Institute of Certified Public Accountants Florida Institute of Certified Public Accountants A Partnership Including Professional Associations

Independent Accountants’ Compilation Report

To the Management of
ACME AtronOmatic, Inc.
Orlando, Florida

Management is responsible for the accompanying consolidated financial statements of ACME Atronomatic, Inc. (the “Company”), which comprise the consolidated balance sheets as of June 30, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the six-month periods then ended, and the related consolidated notes to the financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. We did not audit or review the accompanying financial statements, nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Other Matter - Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

September 30, 2025
Orlando, Florida

ACME AtronOmatic, Inc.
Consolidated Balance Sheets
June 30, 2025 & 2024
UNAUDITED

	2025	2024
Assets

Current assets:
Cash & cash equivalents	$32,942	$186,018
Accounts receivable, net	1,425,619	1,825,172
Due from related party	60,463	-
Prepaids and other current assets	41,794	14,317
Total current assets	1,560,818	2,025,507

Property and equipment, net	137,272	135,439

Total assets	$1,698,090	$2,160,946

Liabilities & Stockholders’ Equity

Current liabilities:
Accounts payable	1,163,388	$335,336
Accrued expenses	541,098	203,109
Due to related party	-	22,257
Deferred revenue	234,500	133,935
Line of credit	17,488	101,851
Current portion of loans and notes payable	949,653	869,952
Total current liabilities	2,906,127	1,666,440

Long-term debt, notes payable	218,636	314,025

Total liabilities	3,124,763	1,980,465

Stockholders’ equity
Common stock	2,589	2,457
Additional paid-in-capital	7,299,787	3,388,783
Subscriptions receivable	(273,407)	-
Accumulated deficit	(8,455,642)	(3,210,759)
Total stockholders’ equity	(1,426,673)	180,481

Total liabilities and stockholders’ equity	$1,698,090	$2,160,946

See Independent Accountants’ Compilation Report and the accompanying notes to consolidated financial statements.

3

ACME AtronOmatic, Inc.

Consolidated Statements of Operations

For the Six-Month Periods Ended June 30, 2025 & 2024

UNAUDITED

	2025	2024
Revenues, net	$5,215,334	4,662,146

Operating expenses
Salaries & wages	3,535,699	3,113,869
Research & development	2,867,961	1,324,696
Depreciation & amortization	14,537	24,298
General and administrative	583,461	2,160,617
Total Operating Expenses	7,001,658	6,623,480

Operating income (loss)	(1,786,324)	(1,961,334)

Other income (expense)
Interest expense	(296,164)	(140,587)
Total other income (expense)	(296,164)	(140,587)

Net income (loss) before provision for income taxes	(2,082,488)	(2,101,921)

Provision (benefit) for income taxes	-	(27,743)

Net income (loss)	$(2,082,488)	$(2,129,664)

See Independent Accountants’ Compilation Report and the accompanying notes to consolidated financial statements.

4

ACME AtronOmatic, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

For the Six-Month Periods Ended June 30, 2025 & 2024

UNAUDITED

					Retained
					Earnings
	Common Stock		Subscription	Additional Paid	(Accumulated
	Shares	Value	Receivable	in Capital	Deficit)	Total Equity
Balance June 30, 2024	25,071,597	$2,507	$-	$3,388,733	$(3,210,759)	$180,481

Issuance of Common Stock	460,188	46	(273,407)	1,581,673		1,308,312
Stock-based compensation	-			988,189		988,189
Net loss	-	-	-	-	(3,162,394)	(3,162,394)

Balance December 31, 2024	25,531,785	$2,553	$(273,407)	$5,958,595	$(6,373,153)	$(685,412)

Issuance of Common Stock	357,661	36	-	1,341,192		1,341,228
Net Loss for the six-month period	-	-			(2,082,489)	(2,082,489)

Balance June 30, 2025	25,889,446	$2,589	$(273,407)	$7,299,787	$(8,455,642)	$(1,426,673)

See Independent Accountants’ Compilation Report and the accompanying notes to consolidated financial statements.

5

ACME AtronOmatic, Inc.

Consolidated Statement of Cash Flows

For the Six-Month Periods Ended June 30, 2025 & 2024

UNAUDITED

	2025	2024
Cash Flows from Operting Activities
Net Income (Loss)	$(2,082,488)	$(2,129,664)
Adjustments to reconcile net income (loss) to net cash
provided for (used in) operating activities
Depreciation & amortization	14,537	15,790
Changes in operating assets and liabilities
Accounts receivable, net	359,899	(987,660)
Prepaid And Other Current Assets	(37,804)	(14,317)
Accounts Payable	639,884	128,918
Accrued expenses	160,941	(38,335)
Due to related parties	(113,867)	(11,797)
Deferred revenue	(394,793)	133,935
Net cash provided (used) by operating activities	(1,453,691)	(2,903,130)

Cash Flow from Investing Activities
Purchases of property plant & equipment	-	(135,940)
Net cash provided (used) by investing activities	-	(135,940)

Cash Flow from Financing Activities
Contributions of capital	1,341,228	2,080,156
Borrowing on line of credit, net of payments	(84,362)	871,422
Borrowing on notes payable, net of payments	229,496	64,140
Net cash provided (used) by financing activities	1,486,362	3,015,718

Net decrease in cash and cash equivalents	32,671	(23,352)

Cash and equivalents, beginning of year	271	209,370

Cash and equivalents, end of year	$32,942	$186,018

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$296,164	$140,587

Other Non-Cash Investing and Financing Activities and Supplemental Disclosures
Purchase of property and equipment not yet paid for	$-	$88,640

See Independent Accountants’ Compilation Report and the accompanying notes to consolidated financial statements.

6

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

1.	NATURE OF OPERATIONS

ACME AtronOmatic Inc. was incorporated on July 7, 2023, in the state of Delaware. The Company is a holding company incorporated to act as the parent of ACME AtronOmatic, LLC, a limited liability company incorporated in the state of Florida on August 18, 2009. On the date of incorporation of ACME AtronOmatic Inc., all the issued and outstanding shares of the ACME AtronOmatic, LLC were surrendered by the existing shareholders in exchange for 23,333,333 shares in the ACME AtronOmatic Inc. As of December 31, 2024, ACME AtronOmatic Inc. owns 100% of the issued and outstanding shares of ACME AtronOmatic, LLC.

ACME AtronOmatic, LLC is a software development company known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. Their primary product, MyRadar®, is a mobile application available for iOS, Android, Windows and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers and business customers.

The app acts as a distribution platform for all of the company’s data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently begun launching its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar® platform.

The Company’s headquarters are located in Orlando, Florida.

2.	summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements (which may be referred to as the “financial statement”) are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The financial statements of ACME AtronOmatic Inc. (parent) and ACME AtronOmatic, LLC (subsidiary) are consolidated, and all significant intercompany transactions and balances have been eliminated in consolidation. The Company has adopted the calendar year as its basis for reporting.

Since the ACME AtronOmatic, LLC (subsidiary) has been in formation and conducting business since 2009 and ACME AtronOmatic, Inc does not have any operations except for to act as a holding company, the comparative consolidated financial statements have been presented based on the premise as if the ACME AtronOmatic Inc. has been in existence since the earliest period presented in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2025, and June 30, 2024, the Company’s cash and cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company’s customers are direct consumers and pay at the time of purchase. As of June 30, 2025, and June 30, 2024, the Company determined an allowance for expected credit losses was $17,400 and $0, respectively.

Software Development Costs – Externally Sold Software

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. We evaluate technological feasibility on a product-by-product basis. Once technological feasibility is established, we capitalize software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to “Cost of revenue, service, and hardware used for resale” in our statements of operations based on the ratio of current gross sales to total projected gross sales.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furniture	7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1)	Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2)	Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3)	Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of platforms and mobile apps for aviation, weather, and consumer sectors, as well as from advertising.

Deferred Revenue

Deferred revenue represents prepaid subscriptions of the Company’s MyRadar application.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the six-month periods ended June 30, 2025, and June 30, 2024 amounted to $659,538, and $903,293, respectively, which is included in general and administrative expense in the accompany financial statements.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Recently Issued Adopted Accounting Pronouncements

The FASB issued ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit as of June 30, 2025 and June 30, 2024.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 30, 2025, which is the date the financial statements were issued.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

3.	Property and equipment

As of June 30, 2025, and June 30, 2024, property and equipment, net consisted of the following:

As of June 30	2025	2024
Computer Equipment	$77,750	$88,362
Furniture & Fixtures	5,298	5,298
Machinery & Equipment	34,909	6,010
Vehicles	119,385	115,975
Property and equipment Cost	237,342	215,645
Accumulated Depreciation	(100,070)	(80,206)
Property and equipment net	$137,272	$135,439

4.	DEBT

SBA Loan

The Company entered into a loan agreement with Small Business Administration (“SBA”) in fiscal year 2018. The original borrowing amount on the facility was $517,200 to be repaid over 120 month term. The initial 60 month term called for the interest rate to be fixed at the WSJ Prime Rate (Index) plus 2.25% or 7.5% with monthly installments of $6,139. The initial 60 month term expired as of December 31, 2023. For the remaining 60 month term, the loan carries a variable interest rate based on the prevailing index each month plus 2.25%. As of June 30, 2025, the interest rate was 9.75% and the monthly installment was $6,568, including principle and interest. As of June 30, 2024, the interest rate was 10.75% and the monthly installment was $6,730, including principal and interest. The principal balance outstanding on the loan as of June 30, 2025 and 2024 was $228,241, and $256,711, respectively. The loan will mature in 2028.

Mulligan Funding

The Company entered into a loan agreement with Mulligan Funding (lender) in the fiscal year 2021. The original loan amount on the facility was $400,000 maturing in September 2023. The loan carries a fixed interest of $96,000 and the loan is to be repaid in fifty equal monthly installments of $9,841 which includes the principal and interest. In January 2023, the Company reorganized the loan agreement with Mulligan Funding, when the principal balance outstanding on the original loan was $221,215, for an extended facility amounting to $702,594 and the outstanding balance on the original loan was rolled into the new loan. The principal outstanding balance on this facility as of June 30, 2025 and June 30, 2024 was $0, and $210,280, respectively.

Vehicle Loan

On March 28, 2024, the Company entered into a loan for the purchase of a vehicle. The original loan amount was $91,786. The loan carries a fixed interest rate of 6.49%. Loan repayment terms are $1,547 per month for 72 months beginning May 12, 2024. The principal balance outstanding on this loan as of June 30, 2025, and June 30, 2024 was $75,526 and 88,640 respectively.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

The summary of the future maturities of loans is as follows:

As of Year Ended June 30, 2024
2025	$949,653
2026	82,303
2027	90,173
2028	42,286
2029	3,874
Thereafter
Total	$1,168,289

LINES OF CREDIT

The Company entered into a Line of Credit agreement during fiscal year 2022. The credit facility allows borrowing up to $167,265. The interest rate is 1.85% plus draw fees of 1.6%. The total outstanding balance as of June 30, 2025, and June 30, 2024, was $17,488, and $101,851, respectively. The entire balance is classified as current.

During the fiscal year 2023, the Company entered into a Line of Credit agreement with its major shareholder and CEO. The credit facility allows borrowing up to $200,000. The interest rate is variable and based on the Wall Street Journal U.S. Prime Rate. The total outstanding balance as of June 30, 2025 and 2024, was $0 and $22,257, respectively. The entire balance is classified as current.

Forward Financing LLC

The Company entered into a loan agreement with Forward Financing in June 2024. The original loan amount on the facility was $300,000 maturing in May 2025. The loan carries a fixed interest of $120,000 and the loan is to be repaid in 48 equal weekly installments of $8,750 which includes the principal and interest. The principal outstanding balance on this facility as of June 30, 2025 and 2024 is $0 and $295,650, respectively.

On March 14, 2025, the Company entered into a Forward Financing agreement to sell $670,000 in future accounts receivable for $500,000. The imputed interest rate is 62.36%. The loan is secured through a lien on the accounts receivable of the Company and a personal guarantee from the Company’s CEO. Repayment terms require $12,885 weekly payments. The balance as of June 30, 2025 and 2024 was $377,347 and $0 respectively.

Aspire Funding

On May 3, 2024, the Company entered into a forward financing agreement with Aspire Funding to sell $441,000 in future accounts receivable for $315,000. The imputed interest rate is 28,57%. The loan is secured through a lien on the accounts receivable of the Company. Repayment terms require $15,225 weekly payments. The balance as of June 30, 2025, and June 30, 2024 was $0, and $243,706 respectively.

Intuit

The Company entered into a loan agreement in August 2024 with Intuit Inc. The facility allows borrowing up to $45,000. The interest rate is 17%. The total outstanding balance as of June 30, 2025 and June 30, 2024, is $45,000 and $0 respectively. The entire balance is classified as current.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

Fundbox

On April 23, 2024, the Company entered into a forward financing agreement with Fundbox to sell $61,579 in future accounts receivable for $56,500. The imputed interest rate is 8.2%. The loan is secured through a lien on the accounts receivable of the Company. Repayment terms require $3,065.05 weekly payments. The Company entered into several additional funding agreements over the six months ending June 30, 2025, for a total of $165,032 in financing which were secured by the accounts receivable. The balance as of June 30, 2025, and June 30, 2024 was $79,935 and $39,927 respectively.

NewCo

On April 17, 2025, the Company entered into a revenue purchase agreement with NewCo to sell $405,000 in future accounts receivable for $300,000 with an initial underwriting and origination fee totaling $15,000. The net proceeds received was $284,950 which included a $50 wire fee. The agreement states that the loan is to be paid in weekly installments of $11,250. The balance as of June 30, 2025, and June 30, 2024 was $220,262 and $0 respectively.

Funding Breeze

On May 08, 2025, the Company entered into a revenue purchase agreement with Funding Breeze for an initial advance of $192,000. The agreement states that the loan is to be paid in 35 weekly installments of $7,611. The balance as of June 30, 2025, and June 30, 2024 was $153,111 and $0 respectively.

5.	stockholders’ Equity

As of June 30, 2025, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 37,000,000 shares of Class A common stock at $0.0001 par value.

During the six months ended June 30, 2025, the Company continued the Regulation A offering of its Class A common stock. The Company issued 357,661 shares of Class A common stock at a price of $3.75 per share, providing gross proceeds of $1,341,192 in the six months ending June 30, 2025. In addition, a subscription receivable amounted to $273,407 as of June 30, 2025 from a 6% holdback of investor funds for ninety days. The Company incurred $190,947 in offering costs associated with this offering.

During the six months ended June 30, 2024, the Company’s Regulation A offering of its Class A common stock. The Company issued 504,579 shares of Class A common stock at a price of $2.52 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $1,273,414 in the six months ending June 30, 2024 and shares issued related to the $806,692 amounts received in the prior year. The Company incurred $22,755 in offering costs associated with this offering.

Each holder of Class A common stock will be entitled to one vote for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

As of June 30, 2025 and June 30, 2024, the Company had 25,889,446 and 25,071,597, respectively, shares of Class A common stock outstanding.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

Subscription Receivable

In July 2023 Acme AtronOmatic LLC (“LLC”) owners set up a new company, Acme AtronOmatic Inc (“Parent Company”), and traded their member interests in Acme AtronOmatic LLC for 23,333,333 shares of Acme AtronOmatic Inc. Acme AtronOmatic Inc became the sole member of the LLC. The Parent Company is a holding company for all intents and purposes with the only activity being the crowdfunding and equity raises. Additional paid in capital raised by the Parent Company is transferred to LLC to cover operating expenses as the company expands operations.

6.	Share-based compensation

The Company’s share-based compensation plans provide for granting incentive stock options to employees and consultants. On February 1, 2024, the Acme AtronOmatic, Inc. granted to each full-time employee an option to purchase various shares of the Company’s stock at $3 per share which is equal to the estimated fair value of the stock on the date of grant. The employee options vest five years from the date of grant, and are exercisable from then through a period of ten years from the date of grant. Management anticipates the average term of the employee options will be five years. Management has determined that it is not possible to reasonably estimate the grant-date fair value of the options because no new stock has been issued for several years and management has been unable to identify a similar public company to be used as a benchmark. Accordingly, the Company has accounted for the options using the calculated value method. Management considers the Dow Jones small cap food products index to be representative of the Company’s size and industry and has used the historical closing total return values of that index for the five years immediately prior to the date of grant to estimate volatility.

Using the Black-Scholes-Merton option pricing model, management has determined that the options issued in 2024 have a value of $3.12 per share. Total compensation cost is $988,189 for the 2024 options. Compensation cost will be recognized over the five-year service period that began at the date of grant. For the years ended December 31, 2024, the Company recognized $988,189, as compensation cost and recorded related deferred tax benefits of $207,520.

At December 31, 2024, unrecognized compensation cost related to nonvested awards totaled $4,124,469. Of this amount, $1,078,024 will be recognized in 2025 and $1,078,007 in 2026. The weighted average period over which this remaining compensation cost will be recognized is 3 years.

The assumptions used and the calculated fair value of options granted to employees and nonemployees are as follows:

Employee
2024
Expected dividend yield	-0-
Risk-free interest rate	4.23%
Expected life in years	10
Expected volatility	75%
Weighted average fair value of options granted	$3.12

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

The following is an analysis of employee options to purchase shares of the Company’s stock issued and outstanding:

	Employee	Weighted Average
	Options	Exercise Price
Total options outstanding, December 31, 2024	-	-
Granted	988,189	$3.00
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, June 30, 2025	988,189	$3.00

Granted	89,835	$3.00
Exercised	-	-
Expired/cancelled	-
Total options outstanding, June 30, 2025	1,078,024	$3.00
Options exercisable, June 30, 2025	1,078,024	$3.00

During the periods ending June 30, 2025 and 2024, no shares were exercised. In accordance with Company policy, the company has reserved shares for issuance under the plan.

At June 30, 2025 and 2024, vested, exercisable employee options were outstanding of 1,637,492 shares at an exercise price of $3.00. The weighted average fair value of these options is $3.12. These options all have a remaining term of 10 years and expire January 31, 2034.

7.	Related Party

During the fiscal year 2023, the Company entered into a Line of Credit agreement with its major shareholder and CEO. The credit facility allows borrowing up to $200,000. The interest rate is variable and based on the Wall Street Journal U.S. Prime Rate. The total outstanding balance as of June 30, 2024, was $22,257 respectively. The entire balance is classified as current. During the six months ending June 30, 2025, the company advanced its major shareholder $60,463 which is to be repaid over the next six months.

8.	COMMITMENTS AND CONTIGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

9.	Subsequent events

The Company has evaluated subsequent events for the period from June 30, 2025, through September 30, 2025, which is the date the financial statements were available to be issued. Between July 1, 2025 and September 30, 2025, the Company received proceeds, pursuant to its Regulation A offering, in the amount of $963,915, net of issuance costs. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Item 4. Exhibits

2.1	Certificate of Incorporation*

2.2	Certificate of Amendment to the Certificate of Incorporation*

2.3	Bylaws*

3.1	Stockholder Agreement*

4.1	Subscription Agreement*

* Filed as exhibits to the company’s Form 1-A (File No. 024-12445)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACME AtronOmatic, Inc.

By:	/s/ Andrew Green
Name:	Andrew Green
Title:	Chief Executive Officer

This semi annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Green

Andrew Green, Chief Executive Officer, principal
financial officer, principal accounting officer, and Director

Date: October 6, 2025